# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Osisko Development Corp., CIK 0001431852
CUSIP: 68828E809
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1100 Avenue des Canadiens-de-Montreal, Suite 300, MONTREAL, QUEBEC, Quebec Canada (A8), 2S2
Date of event which requires filing of this statement: 08/15/2025
Amends the filing with accession number 0001104659-25-008901
Filed by CIK 0001847739
Persons authorized to receive notices and communications: Abby T. Gallivan, 1717 McKinney Ave., Suite 850, Dallas, Texas (TX), 75202, (214)871-6873

## Reporting persons
- Condire Management, LP (CIK 0001847739): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,879,902; sole dispositive power 0; shared dispositive power 23,879,902; aggregate amount beneficially owned 23,879,902 (9.9% of the class)
  Comment: These shares are held (or issuable upon the exercise of warrants held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. As such, Condire Management may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  Calculation is based upon (i) 138,044,767 Shares outstanding as of August 12, 2025, per the Management's Discussion and Analysis for the three and nine months ended June 30, 2025, filed by the Issuer with the SEC on August 13, 2025, (ii) 58,560,000 Shares underlying units sold in the "bought deal" brokered private placement that closed on August 15, 2025, per the Form 6-K filed by the Issuer with the SEC on August 15, 2025, (iii) 40,505,330 Shares underlying units sold in the non-brokered private placement that closed on August 15, 2025, per the Form 6-K filed by the Issuer with the SEC on August 15, 2025, and (iv) 1,927,968 Shares issuable upon the exercise of warrants held by Condire Resource and Condire Alpha, which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to 9.99% of the then-outstanding common shares of the Issuer.
- Condire Management GP Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,879,902; sole dispositive power 0; shared dispositive power 23,879,902; aggregate amount beneficially owned 23,879,902 (9.9% of the class)
  Comment: These shares are held (or issuable upon the exercise of warrants held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management. As such, Condire Management GP may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  Calculation is based upon (i) 138,044,767 Shares outstanding as of August 12, 2025, per the Management's Discussion and Analysis for the three and nine months ended June 30, 2025, filed by the Issuer with the SEC on August 13, 2025, (ii) 58,560,000 Shares underlying units sold in the "bought deal" brokered private placement that closed on August 15, 2025, per the Form 6-K filed by the Issuer with the SEC on August 15, 2025, (iii) 40,505,330 Shares underlying units sold in the non-brokered private placement that closed on August 15, 2025, per the Form 6-K filed by the Issuer with the SEC on August 15, 2025, and (iv) 1,927,968 Shares issuable upon the exercise of warrants held by Condire Resource and Condire Alpha, which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to 9.99% of the then-outstanding common shares of the Issuer.
- Ryan E. Schedler: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,879,902; sole dispositive power 0; shared dispositive power 23,879,902; aggregate amount beneficially owned 23,879,902 (9.9% of the class)
  Comment: These shares are held (or issuable upon the exercise of warrants held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management, and Ryan E. Schedler is a managing member of Condire Management GP. As such, Mr. Schedler may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  Calculation is based upon (i) 138,044,767 Shares outstanding as of August 12, 2025, per the Management's Discussion and Analysis for the three and nine months ended June 30, 2025, filed by the Issuer with the SEC on August 13, 2025, (ii) 58,560,000 Shares underlying units sold in the "bought deal" brokered private placement that closed on August 15, 2025, per the Form 6-K filed by the Issuer with the SEC on August 15, 2025, (iii) 40,505,330 Shares underlying units sold in the non-brokered private placement that closed on August 15, 2025, per the Form 6-K filed by the Issuer with the SEC on August 15, 2025, and (iv) 1,927,968 Shares issuable upon the exercise of warrants held by Condire Resource and Condire Alpha, which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to 9.99% of the then-outstanding common shares of the Issuer.
- Bradley J. Shisler (CIK 0001510084): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,879,902; sole dispositive power 0; shared dispositive power 23,879,902; aggregate amount beneficially owned 23,879,902 (9.9% of the class)
  Comment: These shares are held (or issuable upon the exercise of warrants held) for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management, and Bradley J. Shisler is a managing member of Condire Management GP. As such, Mr. Shisler may be deemed an indirect beneficial owner of securities held by Condire Resource and Condire Alpha.
  
  Calculation is based upon (i) 138,044,767 Shares outstanding as of August 12, 2025, per the Management's Discussion and Analysis for the three and nine months ended June 30, 2025, filed by the Issuer with the SEC on August 13, 2025, (ii) 58,560,000 Shares underlying units sold in the "bought deal" brokered private placement that closed on August 15, 2025, per the Form 6-K filed by the Issuer with the SEC on August 15, 2025, (iii) 40,505,330 Shares underlying units sold in the non-brokered private placement that closed on August 15, 2025, per the Form 6-K filed by the Issuer with the SEC on August 15, 2025, and (iv) 1,927,968 Shares issuable upon the exercise of warrants held by Condire Resource and Condire Alpha, which are subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to 9.99% of the then-outstanding common shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Osisko Development Corp.
Address of issuer's principal executive offices: 1100 Avenue des Canadiens-de-Montreal, Suite 300, MONTREAL, QUEBEC, Quebec Canada (A8), 2S2
Comment: This Schedule 13D amendment relates to common shares, no par value ("Shares"), of Osisko Development Corp. (the "Issuer") held for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership ("Condire Resource"), and Condire Alpha Partners, LP, a Texas limited partnership ("Condire Alpha"). Condire Management, LP, a Texas limited partnership ("Condire Management"), acts as investment manager to, and manages investment and trading accounts of, Condire Resource and Condire Alpha. Condire Management GP Holdings, LLC, a Texas limited liability company ("Condire Management GP"), serves as the general partner of Condire Management, and Ryan E. Schedler and Bradley J. Shisler are the managing members of Condire Management GP. As such, each of Condire Management, Condire Management GP, Mr. Schedler and Mr. Shisler may be deemed indirect beneficial owners of securities held by Condire Resource and Condire Alpha.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 15, 2025, Condire Alpha acquired 622,382 units (each, a "Unit") subject to a 4-month and one day hold period pursuant to applicable Canadian securities laws as part of a "bought deal" brokered private placement (the "Brokered Offering") at a price per Unit of $2.05 for an aggregate purchase price of $1,275,883. Each Unit consisted of one Share and one-half of one common Share purchase warrant (each whole common Share purchase warrant, an "August Warrant") with each whole August Warrant entitling the holder thereof to purchase one common Share of the Issuer at a price per share of $2.56, subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to 9.99% of the then-outstanding common shares of the Issuer. Condire Alpha financed the purchase price with funds from its working capital.

On August 15, 2025, Condire Resource acquired 8,777,618 Units subject to a 4-month and one day hold period pursuant to applicable Canadian securities laws as part of the Brokered Offering at a price per Unit of $2.05 for an aggregate purchase price of $17,994,117. Each Unit consisted of one Share and one-half of one August Warrant with each whole August Warrant entitling the holder thereof to purchase one common Share of the Issuer at a price per share of $2.56, subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to 9.99% of the then-outstanding common shares of the Issuer. Condire Resource financed the purchase price with funds from its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional Shares or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On June 30, 2025, Condire Alpha acquired 158,000 common Share purchase warrants (each, a "Warrant") entitling the holder thereof to purchase one common Share of the Issuer at a price per share of $3.00, subject to a "blocker" agreement that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to 9.99% of the then-outstanding common shares of the Issuer, in the open market at a weighted average price per share of $0.5559 for an aggregate purchase price of $119,685. Condire Alpha financed the purchase price with funds from its working capital. The range of the price per warrant paid for each purchase by Condire Alpha on June 30, 2025, was $0.54 - $0.56. Each Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Warrants purchased at each separate price.

Except as otherwise disclosed herein, none of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this statement up through the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Condire Resource and Condire Alpha each hold August Warrants to purchase Shares that are governed by a Warrant Indenture dated August 15, 2025 by and between the Issuer and TSX Trust Company, as warrant agent, as the same has been and may be supplemented or amended from time to time. Pursuant to the terms of a warrant indenture (the "Warrant Indenture"), the August Warrants held by Condire Resource and Condire Alpha are exercisable for an aggregate amount of 4,700,000 Shares at an exercise price of $2.56 per Share until August 15, 2027, subject to a "blocker" agreement (the "Blocker Agreement") that limits the combined shareholdings of Condire Resource, Condire Alpha and their affiliates in the Issuer to 9.99% of the then-outstanding common shares of the Issuer. The foregoing descriptions of the Blocker Agreement and Warrant Indenture do not purport to be complete and are qualified in their entirety by the contents of the Blocker Agreement and Warrant Indenture, respectively, copies of which are each attached hereto as Exhibit C and Exhibit D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit C - Blocker Agreement
Exhibit D - Warrant Indenture

## Signatures
- Condire Management, LP: /s/ Ryan E. Schedler, Ryan E. Schedler, Managing Member of Condire Management GP Holdings, LLC, the General Partner of Condire Management, LP (08/19/2025)
- Condire Management, LP: /s/ Bradley J. Shisler, Bradley J. Shisler, Managing Member of Condire Management GP Holdings, LLC, the General Partner of Condire Management, LP (08/19/2025)
- Condire Management GP Holdings, LLC: /s/ Ryan E. Schedler, Ryan E. Schedler, Managing Member (08/19/2025)
- Condire Management GP Holdings, LLC: /s/ Bradley J. Shisler, Bradley J. Shisler, Managing Member (08/19/2025)
- Ryan E. Schedler: /s/ Ryan E. Schedler, Ryan E. Schedler (08/19/2025)
- Bradley J. Shisler: /s/ Bradley J. Shisler, Bradley J. Shisler (08/19/2025)